

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via E-mail</u>
Mr. William W. Rahhal
Chief Financial Officer
Greystone Logistics, Inc.
1613 East 15th Street
Tulsa, Oklahoma 74120

      RE: **Greystone Logistics, Inc.**
              Form 10-K for the fiscal year ended May 31, 2011
              Filed September 16, 2011
              File No. 000-26331

Dear Mr. Rahhal:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Jeffrey Jaramillo

                       Jeffrey Jaramillo
                       Accounting Branch Chief